

Mail Stop 3030

June 9, 2017

Via E-mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. III
3485 N. Pines Way, Suite 110
Wilson, WY 83014

> **Re:** **Hennessy Capital Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed May 30, 2017**
> **File No. 333-218341**

Dear Mr. Hennessy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2017 letter.

Summary, page 1

1.   We note your revisions in response to prior comment 2; however, it is unclear whether the remaining information is balanced. Please tell us whether Daseke experienced revenue growth at the disclosed rate after 2015 and whether income grew at the same rate.

Transfers of Founder Shares and Private Placement Warrants, page 102

2.   Please reconcile your disclosure revised in response to prior comment 6 with section 7(c) of exhibit 10.2, which indicates that some permitted transferees will not have to enter the disclosed agreement.

3.   We note your response to prior comment 7. However, sections 1 through 3 of exhibit 10.2 do not appear to apply to permitted transferees as section 7(c) refers only to transferees agreeing to follow section 7's "transfer restrictions." Tell us which section of which exhibit includes the transferees' agreements regarding voting, the trust account and liquidation distributions.

Public Stockholders' Warrants, page 108

4.   Reconcile your revisions in response to prior comment 8 that holders can exercise warrants on a cashless basis when the exercise is not registered with section 7.4.1 of exhibit 4.4 which appears to permit such cashless exercise only after the 61st business day after closing of a business combination.

Exhibit 5.1

5.   We note your response to prior comment 10; however, exhibit 5.1 continues to be conditioned on the warrant agreement being executed and delivered. File a revised opinion that does not include conditions that have the effect of excluding material facts or legal conclusions underlying the opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                                    Sincerely,

                                                    /s/ Russell Mancuso

                                                    Russell Mancuso
                                                    Branch Chief
                                                    Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP